Mail Stop 3561
								January 30, 2005
Mr. John A. Edwardson
Chief Executive Officer
CDW Corporation
200 N. Milwaukee Ave.
Vernon Hills, IL



      Re:	CDW Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 000-21796



Dear Mr. Edwardson:

      We have reviewed your response letter dated December 9, 2005 and have the following comment. Please be as detailed as necessary in your explanations. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

Revenue Recognition, page 15

1. We note your response to comment 1 from our letter dated
December
9, 2005. Please provide us with the following additional information:

* The amount of monthly revenue attributable to product shipped to customers using other carrier methods outside the five methods that have the largest dollars of sales. Please also quantify the amount of monthly revenue attributable to product shipped via electronic delivery and manufacturer or third-party shipments made directly to customers. Please provide a summary by delivery method for each month for the year ended December 31, 2004;

* On what basis you have assumed an average delivery time of three business days for manufacturer or third-party shipments made directly to the customer as opposed to two business days for your customer shipments;

* On what basis you assume a delivery time of one business day for your electronic delivery of products (i.e. software);

* Whether you perform your calculation of weighted average customer delivery time for the five delivery methods that have the largest dollars of sales using the sales amounts from your sample of shipments selected or your actual sales amounts attributable to each shipping method for the given week selected. If you use the sales amounts from your sample of shipments, please tell us how much your calculation of weighted average shipment time would have been altered had you used actual sales amounts;

* Your calculations and analyses that support the December 31,
2004
deferred revenue balance that estimates the value of products that have shipped but which have not been received by the customer.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. John A. Edwardson
CDW Corporation
January 30, 2006
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